MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110-1726

September 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Green Century Funds

File Nos. 33-41692 and 811-06351

Ladies and Gentlemen:

On behalf of Green Century Funds, a Massachusetts business trust (the “Trust”), we enclose for filing Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 46 to the Trust’s Registration Statement under the Investment Company Act of 1940, with exhibits (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, and is to be effective on September 30, 2016, for the purpose of making various non-material changes, none of which renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

Please call the undersigned at (617) 951-8458 with any questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz